FORM 3
                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549  ---------------------------
                                                            OMB APPROVAL
                                                     ---------------------------
                                                     OMB Number: 3235-0104
                                                     Expires: September 30, 1998
                                                     Estimated average burden
                                                     hours per response..... 0.5
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            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
        Section 17(a) of the Public Utility Holding Company Act of 1935
             or Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)

1. Name and Address of Reporting Person*

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          (Last)                     (First)                   (Middle)

                          Schwinn Holdings Corporation
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                                    (Street)

                         c/o Questor Management Company
                         4000 Town Center, Suite 530
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               (City)                             (State)              (Zip)

             Southfield                              MI                48075

2. Date of Event Requiring Statement (Month/Day/Year)      June 22, 1998
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3. IRS or Social Security Number of Reporting Person (Voluntary)   52-2055603
                                                                ----------------

4. Issuer Name and Ticker or Trading Symbol       GT Bicycles, Inc. (GTBX)
                                           -------------------------------------

5. Relationship of Reporting Person(s) to Issuer (Check all applicable)

          Director                        X  10% Owner
      ---                                ---
          Officer (give title below)         Other (specify below)
      ---                                ---

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6. If Amendment, Date of Original (Month/Day/Year)
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7. Individual or Joint/Group Filing (Check Applicable Line)

         X   Form filed by One Reporting Person
        ---

             Form filed by More than One Reporting Person
        ---
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            TABLE I -- Non-Derivative Securities Beneficially Owned

1. Title of Security (Instr. 4)    2. Amount of Securities    3. Ownership Form:    4. Nature of Indirect
                                      Beneficially Owned         Direct (D) or         Beneficial Ownership
                                      (Instr. 4)                 Indirect (I)          (Instr. 5)
                                                                 (Instr. 5)


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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 5(b)(v).

                                                                          (Over)
                                                                 SEC 1473 (7-96)

              TABLE II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative   2. Date Exercisable and   3. Title and Amount of   4. Conversion or   5. Ownership Form  6. Nature of
   Security (Instr. 4)      Expiration Date           Securities Under-        Exercise Price     of Derivative      Indirect
                            (Month/Day/Year)          lying Derivative         of Derivative      Security:          Beneficial
                         -----------------------      Security (Instr. 4)      Security           Direct (D) or      Ownership
                         Date         Expiration   ----------------------                         Indirect (I)       (Instr. 5)
                         Exercisable  Date         Title        Amount of                         (Instr. 5)
                                                                Number of
                                                                Shares
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
     Option                 (1)          (1)       Common Stock    (1)           $8.00 p/s               D
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
Explanation of Responses:

(1) On June 22, 1998, Reporting Person entered into an Agreement and Plan of Merger (the "Merger Agreement") with GT Bicycles, Inc. ("GT") providing for the acquisition of GT by Reporting Person (the "Merger"). In connection with that Agreement, certain institutional stockholders of GT (the
    "Stockholders") granted Reporting Person an option to purchase their 2,230,081 shares of GT Common Stock (the "Option").

    The Option will not become exercisable unless and until certain specified events ("Purchase Events") occur, including: (i) commencement of a third party tender offer, or the filing of a registration statement for an exchange offer, the consummation of which would result in a third party having beneficial ownership of 50% or more of the outstanding GT Common Stock, (ii) GT or its Board of Directors (including any committee of the Board) shall have taken, or evidenced the intention of taking, certain specified actions to recommend or approve an acquisition proposal from a person other than Reporting Person, or the Board shall have withdrawn its recommendation of the Merger, (iii) any person (other than Reporting Person and the Stockholders) shall have acquired, or shall have acquired the right to acquire, beneficial ownership of 50% or more of the outstanding GT Common Stock or (iv) with respect to a particular Stockholder, such Stockholder shall have materially breached its obligations under the Option Agreement.

    The Option terminates on the earliest to occur of: (w) the effective time of the Merger, (x) the termination of the Merger Agreement by mutual consent,
(y) the entry of a nonappealable court order restraining, enjoining or prohibiting the Merger, and (z) six months following termination of the Merger Agreement for any other reason.

** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

          /s/ Robert E. Shields                   June 30, 1998
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          Robert E. Shields                       Date
          **Signature of Reporting Person